UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

(FORMERLY INTERLOGIX, INC. 401(k) RETIREMENT PLAN)

GE SECURITY, INC.

300 WEST 6TH STREET, SUITE 1850
AUSTIN, TEXAS 78701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06431

GE INTERLOGIX, INC.
401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE:

Page(s)
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2003 and 2002	5
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2003 and 2002	6
Notes to Financial Statements December 31, 2003 and 2002	7-11
Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2003	12
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

SIGNATURE	13

EXHIBIT:

     23.1  Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
GE Interlogix, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the statements of changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Austin, Texas
June 28, 2004

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$63,728,837	$48,415,683
Receivables:
Employer contribution	136,145	—

Net assets available for benefits	$63,864,982	$48,415,683

See accompanying notes to financial statements.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Interest income	$182,719	$361,891
Dividends	885,463	747,864
Net appreciation in fair value of investments	9,996,948	—
Contributions:
Rollover	164,411	421,626
Employee	5,955,063	5,560,182
Employer, net of forfeitures	2,213,132	1,836,404

	8,332,606	7,818,212

Total additions	19,397,736	8,927,967
Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	7,522,347
Benefits paid to participants	3,931,914	4,611,583
Deemed loan distributions	—	3,383
Administrative expenses	16,523	17,350

Total deductions	3,948,437	12,154,663

Net increase (decrease)	15,449,299	(3,226,696)
Net assets available for benefits:
Beginning of year	48,415,683	51,642,379

End of year	$63,864,982	$48,415,683

See accompanying notes to financial statements.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) (the “Plan”), a defined contribution plan, sponsored by GE Security, Inc. (formerly GE Interlogix, Inc. and also formerly Interlogix, Inc.) (the “Company” or “Employer” or “Plan administrator”), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee’s three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the “Administrative Committee”). The Company has entered into an agreement with New York Life Trust Company (the “Trustee”) who acts as the trustee and record keeper of the Plan’s assets. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

Mergers and Related Amendments

In February 2002, Interlogix, Inc. was purchased by General Electric Company. Effective February 21, 2002, the Plan was amended and renamed the GE Interlogix, Inc. 401(k) Retirement Plan. All participant balances in the Interlogix, Inc. Stock Fund were converted into the General Electric Company Stock Fund. Each share of Interlogix, Inc. common stock in the Interlogix, Inc. Stock Fund was converted into the right to receive $19.43 in cash and 0.5174 of a share of General Electric Company common stock.

Contributions

Each year, participants may contribute from 1 percent to 20 percent of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Matching contributions by the Company for the benefit of participants are discretionary. For 2003 and 2002, Company matching contributions were equal to 50 percent of each participant’s contributions, up to 6 percent. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants’ relative compensation as defined by the Plan. During 2003 and 2002, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participant Accounts

Participants direct the investment of their contributions among mutual funds, a money market fund and General Electric Company common stock (formerly Interlogix, Inc. common stock). The allocation of a participant’s contributions to these investment funds is selected by the participant and may be changed daily. Each participant’s account is credited with the participant’s contributions, a share of Company matching contributions, and the Plan’s earnings or losses, net of administrative expenses. Allocation of investment income or losses is based on the value of the participant’s account at the close of each day.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of non-vested Company employer matching contributions are used to reduce future Company contributions. At December 31, 2003 and 2002, forfeited non-vested accounts totaled approximately $26,000 and $20,000, respectively and approximately $1,000 and $10,000 of forfeitures were used to reduce Company contributions during 2003 and 2002, respectively. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20
4 years but less than 5	40
5 years but less than 6	60
6 years but less than 7	80
7 years and thereafter	100

Participant Loans

A participant may borrow from his or her account a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period or 50 percent of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 5.00 percent to 12.00 percent on loans outstanding at December 31, 2003 and from 5.25 percent to 11.25 percent on loans outstanding at December 31, 2002. Principal and interest is paid ratably through monthly payroll deductions. Loan administration charges are charged to the participant’s account electing the loan.

Payments of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distributions of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.

On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the “ITI Plan merger”). The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 4.7 percent to 5.0 percent for 2003 and from 4.0 percent to 5.0 percent for 2002. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which was approximately 4 percent as of December 31, 2003. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2003 and 2002 approximate the contract values.

(c)	Net Depreciation in Fair Value of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Company pays all Plan administrative expenses other than loan administration charges and commissions and fees on transactions involving General Electric Company common stock. Loan administrations charges and common stock commissions and fees are charged to the participant’s account electing the loan or common stock transaction.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a money market fund, and General Electric Company common stock. In addition, the Plan contains certain investments in guaranteed insurance contracts that were transferred to the Plan in conjunction with the ITI Plan merger. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(3)	Investments

The following tables present investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002.

2003
Dodge & Cox Balanced Fund	$11,120,018
Mainstay Cash Reserves Fund	9,615,396
Janus Fund	8,647,571
American Century Equity Growth Fund	7,260,622
Mainstay S&P500 Index Fund	5,032,864
PIMCO Total Return Fund	3,862,879
General Electric Company common stock	3,853,354
Mainstay High Yield Corporate Bond Fund	3,504,136
Janus Overseas Fund	3,476,299
PIMCO Small Cap Value Fund	3,468,855

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

2002
Eclipse Money Market Fund	$8,632,467
Dodge & Cox Balanced Fund	8,165,057
Janus Fund	6,290,086
American Century Equity Growth Fund	5,236,002
PIMCO Total Return Fund	3,893,369
Eclipse Indexed Equity Fund	3,398,970
General Electric Company common stock	2,729,172
PIMCO Small Cap Value Fund	2,462,772

During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31
	2003	2002
General Electric Company common stock	$855,902	$(831,156)
Interlogix, Inc. common stock	—	(68,505)
Mutual funds	9,141,046	(6,622,686)

Net appreciation (depreciation) in fair value of investments	$9,996,948	$(7,522,347)

(4)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in General Electric Company common stock (formerly Interlogix, Inc. common stock). These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986, as amended (the “IRC”).

(5)	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2003 and 2002.

(6)	Subsequent Event

On January 1, 2004, the Ion Track, Inc. 401(k) Plan with participant account balances of $2,933,717, the Infographics Systems Corporation 401(k) Savings Plan with participant account balances of $2,407,239, the International Fiber Systems, Inc. 401 (k) Plan with participant account balances of $2,772,646 and the Employees’ 401(k) Plan of Monitoring Automation Systems with participant account balances of $6,556,303 were merged into the Plan. The Plan sponsors of each of the Ion Track, Inc. 401(k) Plan, the Infographics Systems Corporation 401(k) Savings Plan, the International Fiber Systems, Inc. 401 (k) Plan and the Employees’ 401(k) Plan of Monitoring Automation Systems are wholly-owned subsidiaries of GE Security, Inc.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

		Number of	Current
Identity of Issue	Description of Investment	Shares	Value
Corporate Stocks — Common
General Electric Company*	General Electric Company common stock	124,382	$3,853,354
Mutual Funds
American Century	American Century Equity Growth Fund	370,440	7,260,622
Dodge & Cox	Dodge & Cox Balanced Fund	152,246	11,120,018
Franklin Group of Funds	Franklin Small-Mid Cap Growth Fund	53,699	1,622,796
Janus	Janus Fund	368,452	8,647,571
Janus	Janus Overseas Fund	168,262	3,476,299
New York Life Trust Company*	Mainstay S&P500 Index Fund	196,443	5,032,864
New York Life Trust Company*	Mainstay Cash Reserves Fund	9,615,396	9,615,396
New York Life Trust Company*	Mainstay High Yield Corporate Bond Fund	561,560	3,504,136
PIMCO Funds	PIMCO Small Cap Value Fund	138,367	3,468,855
PIMCO Funds	PIMCO Total Return Fund	360,680	3,862,879
Guaranteed Insurance Contracts
American Founders Life Insurance Company	Bradford National Life Insurance Company Guarantee
	#2990002645, 5.0%, maturing January 28, 2044		201,267
Conseco Life Insurance Company	American Life and Casualty Insurance Company
	Contract, #ON890313, 4.7%, maturing September 8, 2005		107,210
Participant loans*	Interest rates from 5.00% to 12.00%		1,955,570

			$63,728,837

* Denotes party in interest.

See accompanying Independent Registered Public Accounting Firm report.

GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Interlogix, Inc. 401(k) Plan

By:	/s/ THOMAS O’DONNELL

Thomas O’Donnell
Plan Administrator

Date: June 28, 2004